07024259

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Foster's and Carlsberg Agree Australian Partnership"

SUPPL

Released: 17 May 2007

Pages: 3 (including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com* or *Ph: +61 3 9633 2105*

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

17 MAY 2007

FOSTER'S AND CARLSBERG AGREE AUSTRALIAN PARTNERSHIP

Foster's Group Limited (Foster's) and Carlsberg Breweries A/S (Carlsberg) today entered into a long-term agreement for Foster's to brew, market, sell and distribute Carlsberg's beer brands in Australia.

"We're delighted to be building a closer relationship with Carlsberg and the brand will be a great addition to our existing international beer portfolio. The combination of Foster's brewing experience, marketing strength and sales reach, with the heritage of Carlsberg which is one of the world's top-ten international beer brands, will be a winning formula" said Foster's CEO, Trevor O'Hoy.

"The new agreement is a great outcome for Carlsberg in Australia," said Nils S. Andersen, Carlsberg President and CEO. "Carlsberg is experiencing strong growth worldwide and in partnership with Foster's, we look forward to building our brand and growing sales in the Australian market."

Carlsberg, the flagship brand in Carlsberg's portfolio, is one of the most well known beer brands in the world. Australians are increasingly enjoying a taste for international premium beer brands with volume in the segment growing by 24%*, making it the fastest growing segment in the beer category.

The agreement, effective from 1 July 2007, includes the Carlsberg, Carlsberg Elephant and Tuborg beer brands.

**Source: ACNielsen Liquorscan, MAT March 2007.*

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

Further Information:

Foster's Group Limited

Foster's is a leading global drinks company, with a portfolio of wine, beer, spirits, ready-to-drinks, ciders and non-alcohol brands. Based in Melbourne, Australia and listed on the Australian Stock Exchange, Foster's is a global leader in premium wine, and has Australia's leading portfolio of alcohol brands. Foster's brand portfolio includes leading global wine brands Beringer, Lindemans, Penfolds, Rosemount and Wolf Blass and Australia's leading alcohol portfolio including: Crown Lager, Victoria Bitter, Foster's, Cougar, and Strongbow.

Carlsberg Group

Carlsberg Breweries A/S is part of the Carlsberg Group, one of the world's largest brewing groups. The Group's broad portfolio of beer brands includes Carlsberg and strong regional brands such as Tuborg, Baltika, Holsten and a wide range of leading regional brands, Carlsberg A/S, the Parent Company of the Group, is owned by 20,000 institutional and private investors and is listed on the Copenhagen Stock Exchange.

END